Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL (213) 687-5527 DIRECT FAX (213) 621-5527 EMAIL ADDRESS JONATHAN.KO@SKADDEN.COM	300 South Grand Avenue Los Angeles, California 90071-3144 ________ TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com August 23, 2017

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Erin E. Martin

Special Counsel

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Social Capital Hedosophia Holdings Corp. Registration Statement on Form S-1 Filed August 23, 2017 CIK No. 0001706946

Dear Ms. Martin:

On behalf of Social Capital Hedosophia Holdings Corp. (the “Company,” “we,” or “our”), in connection with the proposed initial public offering of the Company’s securities, we have filed today the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made to reflect the public filing, an increase in the offering size and the filing of certain exhibits as well as other updates.

We advise the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission that we are providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, we request that the Staff return or destroy copies of such materials to us. We confirm that no copies of such written communications were retained by potential investors. Other than these materials, we have not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf.

*   *   *

U.S. Securities and Exchange Commission

August 23, 2017

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Social Capital Hedosophia Holdings Corp.

Chamath Palihapitiya

cc:	Shearman & Sterling LLP

Harald Halbhuber, Esq. and Ilir Mujalovic, Esq.